-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                  SCHEDULE TO/A
                             Tender Offer Statement
      Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of
                                      1934


                                   ----------
                                 AMENDMENT NO. 3

                          Hussmann International, Inc.
                       (Name of Subject Company (Issuer))

                                   ----------

                             Ingersoll-Rand Company
                                       and
                              IR Merger Corporation
                      (Names of Filing Persons (Offerors))

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    448110106
                      (CUSIP Number of Class of Securities)

                                   ----------

                            Patricia Nachtigal, Esq.
                       Vice President and General Counsel
                             Ingersoll-Rand Company
                               World Headquarters
                             200 Chestnut Ridge Road
                        Woodcliff Lake, New Jersey 07675
                                 (201) 573-0123
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                   ----------

                                    Copy to:
                              James M. Cotter, Esq.
                              Mario A. Ponce, Esq.
                           Simpson Thacher & Bartlett
                              425 Lexington Avenue
                          New York, New York 10017-3954
                                 (212) 455-2000

                            CALCULATION OF FILING FEE

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
  TRANSACTION VALUATION*                       AMOUNT OF FILING FEE
  ----------------------                       --------------------
      $1,552,358,487                                 $310,471.70
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

* Based on the offer to purchase all of the outstanding shares of Common Stock of the Subject Company at $29.00 cash per share and 50,593,522 shares of Common Stock outstanding as of May 8, 2000 and 2,936,081 shares of Common Stock represented by currently exercisable stock options.

/X/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        Amount Previously Paid: $311,193.36

        Form or Registration No: Schedule TO

        Filing Party: Ingersoll-Rand Company and IR Merger Corporation

        Date Filed: May 16, 2000

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/X/     third-party tender offer subject to Rule 14d-1.

/ /     issuer tender offer subject to Rule 13e-4.

/ /     going-private transaction subject to Rule 13e-3.

/ /     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

        This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO ("Schedule TO") filed on May 16, 2000 and amended by Amendment No. 1 thereto filed on May 30, 2000 and Amendment No. 2 thereto filed on June 6, 2000 relating to the offer by IR Merger Corporation (the "Purchaser"), a Delaware corporation, and a wholly-owned subsidiary of Ingersoll-Rand Company ("Parent"), a New Jersey corporation, to purchase all of the issued and outstanding shares of common stock, par value $.001 per share (the "Common Stock"), of Hussmann International, Inc. (the "Company"), a Delaware corporation, including the associated preferred stock purchase rights issued pursuant to the Amended and Restated Rights Agreement, dated as of July 15, 1999, by and between the Company and First Chicago Trust Company of New York, as Rights Agent (together with the Common Stock, the "Shares"), at a price of $29.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 16, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as they may be amended and supplemented from time to time, together constitute the "Offer").

        All capitalized terms used herein and not defined herein shall have the meanings set forth in the Offer to Purchase.


ITEM 11. ADDITIONAL INFORMATION.

        Item 11(b) of the Schedule TO is hereby amended and supplemented as follows:

        On June 13, 2000, Parent announced that it received all material regulatory approvals and clearances necessary to consummate the Offer and the Merger. Purchaser expects to consummate the Offer, subject to the terms thereof, on the Expiration Date, which is currently 12:00 midnight, New York City time, on Tuesday, June 13, 2000, unless the Offer is extended.

ITEM 12. EXHIBITS.

        A copy of the press release, dated June 13, 2000, announcing Parent's receipt of all material regulatory approvals and clearances necessary to consummate the Offer and the Merger is attached hereto as Exhibit (a)(13) and is incorporated herein by reference.

        Item 12 of the Schedule TO is hereby amended and supplemented as follows:

        Exhibit (a)(13)  Press Release issued by Ingersoll-Rand Company, dated June 13, 2000, announcing its receipt of all material regulatory approvals and clearances necessary to consummate the Offer and the Merger.

                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 13, 2000                          Ingersoll-Rand Company

                                              By: /s/ Patricia Nachtigal
                                                 ------------------------------
                                                 Name:  Patricia Nachtigal
                                                 Title: Vice President and
                                                        General Counsel


Dated: June 13, 2000                           IR Merger Corporation

                                              By: /s/ Patricia Nachtigal
                                                 ------------------------------
                                                 Name:  Patricia Nachtigal
                                                 Title: Vice President and
                                                        Assistant Secretary